April 25, 2019

FILED BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn:  Andrew Blume and Lisa Sellars, Office of Consumer Products

Re:NuZee, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2018

Filed February 11, 2019

Form 10-Q for the Fiscal Quarter Ended December 31, 2018

Filed March 29, 2019

File No. 0-55157

Dear Mr. Blume and Ms. Sellars:

On behalf of our client, NuZee, Inc. (“NuZee” or “the Company”), I am writing to respond to the Office’s letter dated April 16, 2019 regarding the above-referenced filings (the “Comment Letter”).

Comment 1.

Please amend your most recent Form 10-K and Form 10-Q to provide the Exhibit 32 Section 1350 Certifications required by Item 601(b)(32) of Regulation S-K.

Response 1.

The Company is amending the above-referenced filings to include the Exhibit 32

Section 1350 Certifications required by Item 601(b)(32) of Regulation S-K.  The amended filings will be made as soon as practicable.

On behalf of the Company, the undersigned acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me at (310) 201-7522 if you have any further questions or require additional information.

Respectfully submitted,

/s/ Benjamin M. Alexander

Benjamin M. Alexander

BMA

cc:Shanoop Kothari, CFO, NuZee, Inc.

61605-00002/3168485.1